Maitong Sunshine Cultural Development Co., Ltd.

April 15, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention:	Joseph Klinko
Yong Kim Cheryl Brown Irene Barberena-Meissner

Re:	Maitong Sunshine Cultural Development Co., Ltd
Amendment No. 4 to Registration Statement on Form S-1 Filed April 15, 2024 File No. 333-276152

Ladies and Gentlemen,

Maitong Sunshine Cultural Development Co., Ltd (the “Company”) hereby furnishes this correspondence in connection with the Company’s filing today of Amendment No. 4 to the Company’s Registration Statement on Form S-1.

Amendment No. 4 is unchanged from Amendment No. 3 except for (a) the date of filing and (b) reference to Beijing Jingping law offices has been added to “Legal Matters”, and (c) the opinion of Beijing Jingping Law Offices dated March 28, 2024 has been filed with Amendment No. 4. As Exhibit 5.2.

Respectfully submitted,

/s/ Huang Fang
Chief Executive Officer